UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 1
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

The India Fund, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

454089103
(CUSIP Number)

Barry M. Olliff
c/o City of London Investment Management Company Limited
77 Gracechurch Street, London, UK EC3V 0AS
+44 207 711 0771
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 4, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS City of London Investment Group PLC, (CLIG) a company incorporated under the laws of England and Wales.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,894,077
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,894,077
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,894,077
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%
14	TYPE OF REPORTING PERSON* HC

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS City of London Investment Management Company Limited (CLIM), a company incorporated under the laws of England and Wales.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,894,077
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,894,077
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,894,077
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%
14	TYPE OF REPORTING PERSON* IA

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) should be read in conjunction with the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 4, 2013 (the “Original Schedule 13D”).

This Amendment No.1 amends Items 3 and 5 of the Original Schedule 13D.  All other information in the Original Schedule 13D remains in effect.  All capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 3.                      Source and Amount of Funds or Other Considerations.

Beneficial ownership of the Shares to which this statement relates was acquired by the Reporting Persons with invested capital of the City of London Funds and the Segregated Accounts. The aggregate purchase price of the 3,894,077 Shares beneficially owned by the Reporting Persons was $82,355,540, inclusive of brokerage commissions. The aggregate purchase price of the 380,359 Shares owned directly by BMI was $8,089,650, inclusive of brokerage commissions. The aggregate purchase price of the 138,824 Shares owned directly by EWF was $3,043,793, inclusive of brokerage commissions. The aggregate purchase price of the 378,329 Shares owned directly by FREE was $8,064,900, inclusive of brokerage commissions. The aggregate purchase price of the 1,052,723 Shares owned directly by GBL was $22,102,804, inclusive of brokerage commissions.  The aggregate purchase price of the 744,945 Shares owned directly by INV was $15,818,982, inclusive of brokerage commissions. The aggregate purchase price of the 28,845 Shares owned directly by PLUS was $622,101, inclusive of brokerage commissions.  The aggregate purchase price of the 1,170,052 Shares owned directly by the Segregated Accounts was $24,613,308, inclusive of brokerage commissions.

Item 5.                      Interests in Securities of the Issuer.

(a)
and (b).  As of the date hereof, CLIG, through its control of CLIM, and CLIM, in its capacity as investment adviser to the City of London Funds and the Segregated Accounts, have voting and dispositive power with respect to all 3,894,077 Shares owned directly by the City of London Funds and the Segregated Accounts, representing approximately 11.1% of the 35.166 million Shares outstanding as of October 31, 2013*, as reported by the Fund. As of the date hereof, BMI, EWF, FREE, GBL, INV, PLUS and the Segregated Accounts owned directly 380,359; 138,824; 378,329; 1,052,723; 744,945; 28,845; and 1,170,052 Shares, respectively, representing approximately 1.08%, 0.39%, 1.08%, 2.99%, 2.12%, 0.08%, and 3.33% respectively, of the 35.166 million Shares outstanding as of October 31, 2013*.

*The shares outstanding as at October 31, 2013 (35,166,900 shares) has been calculated by taking the last published shares outstanding as at September 30, 2013 (35,730,041 shares) and subtracting the shares repurchased (563,141 shares) in October 2013, as reported by Aberdeen Asset Management Inc.

(c).	Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past 60 days is set forth below:

Portfolio	Tran Type	Trade Date	Par Values/Shares	Trade Price
Seg. Acct.	BUY	9/19/2013	44,700	19.83
Seg. Acct.	TENDER	9/20/2013	(20,391)	22.30
BMI	TENDER	9/20/2013	(51,134)	22.30
Seg. Acct.	TENDER	9/20/2013	(17,388)	22.30
Seg. Acct.	TENDER	9/20/2013	(1,650)	22.30
Seg. Acct.	TENDER	9/20/2013	(16,515)	22.30
Seg. Acct.	TENDER	9/20/2013	(8,779)	22.30
EWF	TENDER	9/20/2013	(21,151)	22.30
Seg. Acct.	TENDER	9/20/2013	(6,768)	22.30
FREE	TENDER	9/20/2013	(57,088)	22.30
GBL	TENDER	9/20/2013	(143,379)	22.30
Seg. Acct.	TENDER	9/20/2013	(5,894)	22.30

INV	TENDER	9/20/2013	(120,769)	22.30
Seg. Acct.	TENDER	9/20/2013	(14,925)	22.30
PLUS	TENDER	9/20/2013	(4,490)	22.30
Seg. Acct.	TENDER	9/20/2013	(9,923)	22.30
Seg. Acct.	TENDER	9/20/2013	(13,775)	22.30
Seg. Acct.	TENDER	9/20/2013	(19,530)	22.30
BMI	BUY	9/25/2013	10,100	19.04
GBL	BUY	9/27/2013	25,300	19.04
GBL	BUY	9/30/2013	88,694	19.02
BMI	BUY	10/1/2013	17,811	19.21
FREE	BUY	10/2/2013	4,849	19.21
BMI	BUY	10/3/2013	41,000	19.51
FREE	BUY	10/3/2013	25,770	19.51
GBL	BUY	10/3/2013	46,860	19.51
INV	BUY	10/3/2013	9,370	19.51
GBL	BUY	10/8/2013	18,583	19.59
Seg. Acct.	BUY	10/15/2013	57,620	20.33
Seg. Acct.	BUY	10/16/2013	14,212	20.40
Seg. Acct.	BUY	10/17/2013	9,161	20.50
Seg. Acct.	BUY	10/18/2013	76,400	20.94
Seg. Acct.	BUY	10/21/2013	4,000	20.88
Seg. Acct.	BUY	10/21/2013	10,000	20.88
Seg. Acct.	BUY	10/21/2013	1,000	20.88
PLUS	BUY	10/21/2013	500	20.88
Seg. Acct.	BUY	10/23/2013	763	20.64
Seg. Acct.	BUY	10/25/2013	13,985	20.60
Seg. Acct.	BUY	10/28/2013	7,319	20.43
Seg. Acct.	BUY	10/29/2013	3,000	20.83
Seg. Acct.	BUY	10/29/2013	15,000	20.83
EWF	BUY	10/29/2013	10,000	20.83
Seg. Acct.	BUY	10/29/2013	3,000	20.83
Seg. Acct.	BUY	10/30/2013	6,000	20.89
Seg. Acct.	BUY	10/30/2013	24,000	20.89
Seg. Acct.	BUY	10/31/2013	41,507	20.90
Seg. Acct.	BUY	10/31/2013	6,795	20.90
Seg. Acct.	BUY	10/31/2013	10,000	20.90
Seg. Acct.	BUY	11/4/2013	4,464	21.04
Seg. Acct.	BUY	11/5/2013	3,726	20.87
PLUS	BUY	11/5/2013	1,000	20.87
Seg. Acct.	BUY	11/7/2013	6,643	20.33
Seg. Acct.	BUY	11/7/2013	3,000	20.33
Seg. Acct.	BUY	11/8/2013	1,900	20.03
Seg. Acct.	BUY	11/12/2013	1,805	19.35
Seg. Acct.	SELL	11/12/2013	(25,480)	19.60

(d).	Other than disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares.

(e).	Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

November 15, 2013

CITY OF LONDON INVESTMENT GROUP PLC

/ s / Barry M. Olliff
Name: Barry M. Olliff
Title: Director

CITY OF LONDON INVESTMENT MANAGEMENT COMPANY LIMITED

 / s/ Barry M. Olliff
Name: Barry M. Olliff
Title: Director